UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	333-187850, 333-187850-42

WideOpenWest Finance, LLC

WideOpenWest Capital Corp.

(Exact name of registrant as specified in its charter)
(See Table of Additional Registrants)

7887 East Belleview Avenue, Suite 1000

Englewood, CO 80111

(720) 479-3500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

10.250% Senior Notes due 2019

13.375% Senior Subordinated Notes due 2019

Guarantees of 10.250% Senior Notes due 2019

Guarantees of 13.375% Senior Subordinated Notes due 2019

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None*

* WideOpenWest Finance, LLC (the “Issuer”) and WideOpenWest Capital Corp. (together with the Issuer, the “Issuers”) previously registered the 10.250% Senior Notes due 2019, the 13.375% Senior Subordinated Notes due 2019, the Guarantees of the 10.250% Senior Notes due 2019 and the Guarantees of the 13.375% Senior Subordinated Notes due 2019 (collectively, the “Securities”) under the Securities Act of 1933, as amended. The Securities were guaranteed by certain subsidiaries of the Issuers (together with the Issuers, the “Registrants”). The Issuers have since redeemed all of the Securities.

This Form 15 is being filed to (1) notify the SEC of the automatic suspension of the Registrants’ reporting obligations pursuant to Section 15(d) of the Exchange Act, (2) notify the SEC of the termination of the Registrants’ reporting obligations under the indentures governing the Securities and (3) advise the SEC that the Securities are no longer outstanding as of the date hereof as they have been fully redeemed.

TABLE OF ADDITIONAL REGISTRANTS

Exact name of registrant as specified in its organizational document	State or other jurisdiction of incorporation or organization
WideOpenWest Networks, LLC	Delaware
WideOpenWest Michigan, LLC	Delaware
WideOpenWest Ohio, LLC	Delaware
WideOpenWest Illinois, LLC	Delaware
WideOpenWest Cleveland, LLC	Delaware
Sigecom, LLC	Indiana
WideOpenWest Mid-Michigan Holdings, LLC	Delaware
WideOpenWest Mid-Michigan, LLC	Delaware
Kite Parent Corp.	Delaware
Knology, Inc.	Delaware
Knology of Montgomery, Inc.	Alabama
Knology Total Communications, Inc.	Alabama
Knology of the Wiregrass, Inc.	Alabama
Wiregrass Telcom, Inc.	Alabama
Communications One, Inc.	Alabama
Valley Telephone Co., LLC	Alabama
Knology Broadband, Inc.	Delaware
Knology Data Center Services, Inc.	Delaware
Knology of Central Florida, Inc.	Delaware
Knology Provider Solutions Group, Inc.	Delaware
Knology of Alabama, Inc.	Delaware
Knology of Augusta, Inc.	Delaware
Knology of Charleston, Inc.	Delaware
Knology of Columbus, Inc.	Delaware
Knology of Georgia, Inc.	Delaware
Knology of Huntsville, Inc.	Delaware
Knology of Kentucky, Inc.	Delaware
Knology of Knoxville, Inc.	Delaware
Knology of Nashville, Inc.	Delaware
Knology of South Carolina, Inc.	Delaware
Knology of South Dakota, Inc.	Delaware
Knology of Tennessee, Inc.	Delaware
Knology of Kansas, Inc.	Delaware
ITC Globe, Inc.	Delaware
Knology of Florida, LLC	Delaware
BHFC Publishing, LLC	Delaware
Globe Telecommunications, Inc.	Georgia
Knology of the Valley, Inc.	Georgia
Knology Community Telephone, Inc.	South Dakota
Black Hills Fiber Systems, Inc.	South Dakota
Knology of the Plains, Inc.	South Dakota
Knology of the Black Hills, LLC	South Dakota
WOW Business Services, LLC	Delaware

The address, including zip code, and telephone number, including area code, of these additional registrants’ principal executive offices is: c/o WideOpenWest, Inc., 7887 East Belleview Avenue, Suite 1000, Englewood, CO 80111, (720) 479-3500.

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Issuers

Date:	July 24, 2017	WideOpenWest Finance, LLC

		By:	/s/ Richard E. Fish, Jr.
Name: Richard E. Fish, Jr.
Title: Chief Financial Officer

Date:	July 24, 2017	WideOpenWest Capital Corp.

		By:	/s/ Richard E. Fish, Jr.
Name: Richard E. Fish, Jr.
Title: Chief Financial Officer

Guarantors

Date:	July 24, 2017	WideOpenWest Networks, LLC

		By:	/s/ Richard E. Fish, Jr.
Name: Richard E. Fish, Jr.
Title: Chief Financial Officer

Date:	July 24, 2017	WideOpenWest Michigan, LLC

		By:	/s/ Richard E. Fish, Jr.
Name: Richard E. Fish, Jr.
Title: Chief Financial Officer

Date:	July 24, 2017	WideOpenWest Ohio, LLC

		By:	/s/ Richard E. Fish, Jr.
Name: Richard E. Fish, Jr.
Title: Chief Financial Officer

Date:	July 24, 2017	WideOpenWest Illinois, LLC

		By:	/s/ Richard E. Fish, Jr.
Name: Richard E. Fish, Jr.
Title: Chief Financial Officer

Date:	July 24, 2017	WideOpenWest Cleveland, LLC

		By:	/s/ Richard E. Fish, Jr.
Name: Richard E. Fish, Jr.
Title: Chief Financial Officer

Date:	July 24, 2017	Sigecom, LLC

		By:	/s/ Richard E. Fish, Jr.
Name: Richard E. Fish, Jr.
Title: Chief Financial Officer

Date:	July 24, 2017	WideOpenWest Mid-Michigan Holdings, LLC

		By:	/s/ Richard E. Fish, Jr.
Name: Richard E. Fish, Jr.
Title: Chief Financial Officer

Date:	July 24, 2017	WideOpenWest Mid-Michigan, LLC

		By:	/s/ Richard E. Fish, Jr.
Name: Richard E. Fish, Jr.
Title: Chief Financial Officer

Date:	July 24, 2017	Kite Parent Corp.

		By:	/s/ Richard E. Fish, Jr.
Name: Richard E. Fish, Jr.
Title: Chief Financial Officer

Date:	July 24, 2017	Knology, Inc.

		By:	/s/ Richard E. Fish, Jr.
Name: Richard E. Fish, Jr.
Title: Chief Financial Officer

Date:	July 24, 2017	Knology of Montgomery, Inc.

		By:	/s/ Richard E. Fish, Jr.
Name: Richard E. Fish, Jr.
Title: Chief Financial Officer

Date:	July 24, 2017	Knology Total Communications, Inc.

		By:	/s/ Richard E. Fish, Jr.
Name: Richard E. Fish, Jr.
Title: Chief Financial Officer

Date:	July 24, 2017	Knology of the Wiregrass, Inc.

		By:	/s/ Richard E. Fish, Jr.
Name: Richard E. Fish, Jr.
Title: Chief Financial Officer

Date:	July 24, 2017	Wiregrass Telcom, Inc.

		By:	/s/ Richard E. Fish, Jr.
Name: Richard E. Fish, Jr.
Title: Chief Financial Officer

Date:	July 24, 2017	Communications One, Inc.

		By:	/s/ Richard E. Fish, Jr.
Name: Richard E. Fish, Jr.
Title: Chief Financial Officer

Date:	July 24, 2017	Valley Telephone Co., LLC

		By:	/s/ Richard E. Fish, Jr.
Name: Richard E. Fish, Jr.
Title: Chief Financial Officer

Date:	July 24, 2017	Knology Broadband, Inc.

		By:	/s/ Richard E. Fish, Jr.
Name: Richard E. Fish, Jr.
Title: Chief Financial Officer

Date:	July 24, 2017	Knology Data Center Services, Inc.

		By:	/s/ Richard E. Fish, Jr.
Name: Richard E. Fish, Jr.
Title: Chief Financial Officer

Date:	July 24, 2017	Knology of Central Florida, Inc.

		By:	/s/ Richard E. Fish, Jr.
Name: Richard E. Fish, Jr.
Title: Chief Financial Officer

Date:	July 24, 2017	Knology Provider Solutions Group, Inc.

		By:	/s/ Richard E. Fish, Jr.
Name: Richard E. Fish, Jr.
Title: Chief Financial Officer

Date:	July 24, 2017	Knology of Alabama, Inc.

		By:	/s/ Richard E. Fish, Jr.
Name: Richard E. Fish, Jr.
Title: Chief Financial Officer

Date:	July 24, 2017	Knology of Augusta, Inc.

		By:	/s/ Richard E. Fish, Jr.
Name: Richard E. Fish, Jr.
Title: Chief Financial Officer

Date:	July 24, 2017	Knology of Charleston, Inc.

		By:	/s/ Richard E. Fish, Jr.
Name: Richard E. Fish, Jr.
Title: Chief Financial Officer

Date:	July 24, 2017	Knology of Columbus, Inc.

		By:	/s/ Richard E. Fish, Jr.
Name: Richard E. Fish, Jr.
Title: Chief Financial Officer

Date:	July 24, 2017	Knology of Georgia, Inc.

		By:	/s/ Richard E. Fish, Jr.
Name: Richard E. Fish, Jr.
Title: Chief Financial Officer

Date:	July 24, 2017	Knology of Huntsville, Inc.

		By:	/s/ Richard E. Fish, Jr.
Name: Richard E. Fish, Jr.
Title: Chief Financial Officer

Date:	July 24, 2017	Knology of Kentucky, Inc.

		By:	/s/ Richard E. Fish, Jr.
Name: Richard E. Fish, Jr.
Title: Chief Financial Officer

Date:	July 24, 2017	Knology of Knoxville, Inc.

		By:	/s/ Richard E. Fish, Jr.
Name: Richard E. Fish, Jr.
Title: Chief Financial Officer

Date:	July 24, 2017	Knology of Nashville, Inc.

		By:	/s/ Richard E. Fish, Jr.
Name: Richard E. Fish, Jr.
Title: Chief Financial Officer

Date:	July 24, 2017	Knology of South Carolina, Inc.

		By:	/s/ Richard E. Fish, Jr.
Name: Richard E. Fish, Jr.
Title: Chief Financial Officer

Date:	July 24, 2017	Knology of South Dakota, Inc.

		By:	/s/ Richard E. Fish, Jr.
Name: Richard E. Fish, Jr.
Title: Chief Financial Officer

Date:	July 24, 2017	Knology of Tennessee, Inc.

		By:	/s/ Richard E. Fish, Jr.
Name: Richard E. Fish, Jr.
Title: Chief Financial Officer

Date:	July 24, 2017	Knology of Kansas, Inc.

		By:	/s/ Richard E. Fish, Jr.
Name: Richard E. Fish, Jr.
Title: Chief Financial Officer

Date:	July 24, 2017	ITC Globe, Inc.

		By:	/s/ Richard E. Fish, Jr.
Name: Richard E. Fish, Jr.
Title: Chief Financial Officer

Date:	July 24, 2017	Knology of Florida, LLC

		By:	/s/ Richard E. Fish, Jr.
Name: Richard E. Fish, Jr.
Title: Chief Financial Officer

Date:	July 24, 2017	BHFC Publishing, LLC

		By:	/s/ Richard E. Fish, Jr.
Name: Richard E. Fish, Jr.
Title: Chief Financial Officer

Date:	July 24, 2017	Globe Telecommunications, Inc.

		By:	/s/ Richard E. Fish, Jr.
Name: Richard E. Fish, Jr.
Title: Chief Financial Officer

Date:	July 24, 2017	Knology of the Valley, Inc.

		By:	/s/ Richard E. Fish, Jr.
Name: Richard E. Fish, Jr.
Title: Chief Financial Officer

Date:	July 24, 2017	Knology Community Telephone, Inc.

		By:	/s/ Richard E. Fish, Jr.
Name: Richard E. Fish, Jr.
Title: Chief Financial Officer

Date:	July 24, 2017	Black Hills Fiber Systems, Inc.

		By:	/s/ Richard E. Fish, Jr.
Name: Richard E. Fish, Jr.
Title: Chief Financial Officer

Date:	July 24, 2017	Knology of the Plains, Inc.

		By:	/s/ Richard E. Fish, Jr.
Name: Richard E. Fish, Jr.
Title: Chief Financial Officer

Date:	July 24, 2017	Knology of the Black Hills, LLC

		By:	/s/ Richard E. Fish, Jr.
Name: Richard E. Fish, Jr.
Title: Chief Financial Officer

Date:	July 24, 2017	WOW Business Services, LLC

		By:	/s/ Richard E. Fish, Jr.
Name: Richard E. Fish, Jr.
Title: Chief Financial Officer